January 13, 2010	QMM: NYSE Amex
QTA: TSX Venture
NR-01-10

QUATERRA OPTIONS SANTO DOMINGO COPPER-GOLD PROSPECT IN DURANGO, MEXICO

VANCOUVER, B.C. – Quaterra Resources Inc. (“Quaterra”) today announced that it has, subject to acceptance of appropriate filings with the TSX Venture Exchange and the NYSE Amex Exchange, finalized an option agreement with La Cuesta International, Inc. (LCI) to acquire a 100% interest in the Santo Domingo prospect located in Durango, Mexico about 120 kilometers west-northwest of Torreon.

The property covers an intrusive-related copper-gold mineral system with bulk tonnage potential. Quaterra’s near-term plans include geologic mapping and geophysical surveys to define drill targets.

Quaterra has the right to earn a 100% interest in the property by paying LCI US$7.5 million, a total which includes semi-annual lease/pre-production payments and a 1% Net Smelter Return royalty payment. Quaterra will also issue LCI 100,000 common shares. As noted above, application is being made to the relevant exchanges for authority to issue the 100,000 common shares.

Dr. Thomas Patton is the qualified person responsible for the preparation of this release.

Quaterra Resources Inc. is a junior exploration company focused on making significant mineral discoveries in North America. The company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or base metal, precious metal or uranium deposits. The company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

On behalf of the Board of Directors,

“Thomas Patton”
Thomas Patton,
President and Chief Executive Officer, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995.  These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof.  The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in press releases to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Similarly, the NYSE Amex has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at ph: 1-888-456-1112, 604-681-9059 or email: corpdev@quaterra.com.